Mail Stop 3561

January 30, 2007

Robin J. Adams, Executive Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

> **Re:** **BorgWarner Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 001-12162**

Dear Mr. Adams:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief